United States securities and exchange commission logo





                              June 14, 2023

       Giri Devanur
       Chief Executive Officer
       reAlpha Tech Corp.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: reAlpha Tech Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 26, 2023
                                                            File No. 333-271307

       Dear Giri Devanur:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 26, 2023

       Cover Page

   1. Please confirm whether and how you meet Nasdaq's quantitative listing standards.
   2.                                                   We note your response
to comment 2, including the revisions to your Plan of
                                                        Distribution. However,
it appears that certain material disclosures were removed from the current amendment,
including the following:
                                                            whether the
registered stockholders may sell their shares of common stock covered by the registration
statement at prevailing market prices at any time after the shares of common stock are
listed for trading;
                                                            whether you are
party to any arrangement with any registered stockholder or any broker-dealer with
respect to sales of shares of common stock by the registered
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
June       NamereAlpha Tech Corp.
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
             stockholders; and
               whether you will receive any proceeds from the sale of shares of common stock by the registered stockholders.
         Please revise as appropriate.
Recent Developments, page 2

3.       Please revise your disclosure on page 3 under the heading titled
"reAlpha Asset
         Management Inc. merges with reAlpha Tech Corp" to identify each of the parent and subsidiary.
Selected Risks Associated with Our Business, page 5

4. We note your response to comment 12. Please add summary risk factor disclosure quantifying your net losses incurred in each of the past two fiscal years and quantify your accumulated deficit and outstanding indebtedness.
Risk Factors, page 7

5. We note your response to comment 12. Please revise your risk factor on page 7, "We have a history of operating losses...," to quantify your outstanding indebtedness.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

6. We note your revised presentation of your results of operations. Please include disclosure regarding significant changes to each of the expense line items. Business, page 51

7. Please tell us how the investments in Naamche and Carthagos have been accounted for in your financial statements.
Our Growth Strategy, page 54

8. We note your response to comment 26. To the extent material, please revise your risk factor disclosure to highlight any risks associated with your back office support functions being located outside the United States.
Our Platform and Technologies, page 59

9. We note your response to prior comment 8 and that the app will allow Syndicate Members to monitor the financial metrics and performance of those properties in which they have invested and that you do not intend to provide such real-time visibility to holders of your common stock. Please specifically state whether the app will contain additional information that would not be readily available to investors by reviewing your SEC filings. If there will be additional information on the app, please provide us with your
 Giri Devanur
reAlpha Tech Corp.
June 14, 2023
Page 3

         analysis of why the specific information on the app is not material and should not be made available to investors who may not want to use the app.
10. Please tell us what specific information will be made available to your Syndicate
         Members. In addition, please clarify whether such information and its presentation will be consistent with periodic updates provided within securities filings with the SEC and meet all the same requirements related to such filings.
11. Please clarify whether you are currently capable of providing real-time financial metrics and performance of properties or whether they are still under development. If the latter, provide a timeline and discussion of the status or stage of development you are in.
Intellectual Property, page 63

12. We note your response to comment 35. Please revise your tabular disclosure on page 41 to disclose the application number and filed date for the provisional patent application filed for reAlpha BRAIN. Additionally, please disclose the trademark expiration date or expected expiration date for each of your trademark applications. Management
Executive Officers and Directors, page 68

13. We note your response to comment 38 and partially reissue the comment. Please revise to describe the business experience during the past five years of Mr. Devanur, including his principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which he carried on such occupations and employment. In this regard, we note that Mr. Devanur's experience for the period from January 2018 to March 2021 is not described.
Executive Compensation, page 74

14. Please revise to disclose all of the information required by Item 402 of Regulation S-K, including compensation awarded to, earned by, or paid to Ms. Currie. Please also revise to clarify, if true, that the tabular disclosure on page 74 contains information about the compensation paid to or earned by each of your named executive officers during the years ended April 30, 2023 and April 30, 2022.
Registered Stockholders, page 80

15. Please separately identify each of the natural persons with sole or shared voting or
FirstName LastNameGiri Devanur
       investment power of the shares held by CH reAlpha Investments LLC and CH reAlpha
Comapany   NamereAlpha
       Investments II LLC.Tech  Corp.
                             Please refer to Item 507 of Regulation S-K and
Question 140.02 of
       Regulation
June 14, 2023 PageS-K
                    3 Compliance & Disclosure Interpretations.
FirstName LastName
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
June       NamereAlpha Tech Corp.
     14, 2023
June 14,
Page 4 2023 Page 4
FirstName LastName
Note 3 - Summary of Significant Accounting Policies, page F-8

16. Your response to comment 40 indicates that you have revised the disclosure in Note 3 to clarify how you intend to account for the property LLCs. Please clarify where the revised disclosure appears as we do not see any additional disclosure on this topic in Note 3.
17. We note your revised disclosure in response to comment 41. Your disclosure remains unclear. Please clarify what is meant by "the Company records up to 25% of the gross revenues from the short-term rental properties towards the management of the properties acquired". It appears that you are recording additional revenue for the outsourced property management services.
General

18.      We note that the company   s business is primarily that of acquiring
and holding for
         investment real estate. Please file your next amendment on Form S-11 as required by
         General Instruction A to Form S-11 and provide the disclosure required by the form.
19. Please provide the disclosure required by Industry Guide 5 or advise. For example, revise your compensation disclosure to comply with Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900
         (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No.
         6.
20. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.
21. We note your response to prior comment 48. Please revise your Summary and elsewhere as appropriate to disclose that you will no longer be eligible to conduct Regulation
         Crowdfunding offerings after the effectiveness of this registration statement. See Rule
         100(b)(2) of Regulation Crowdfunding.
22. We note your response to comment 49 and partially reissue the comment. For each offering, please tell us the facts that make the exemption available. Additionally, please revise the second bullet point on page 53 to fully describe the July 29, 2022 exempt offering.
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
June       NamereAlpha Tech Corp.
     14, 2023
June 14,
Page 5 2023 Page 5
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Blake Baron